SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.    )*

Annapolis Bancorp Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

035848100

(CUSIP Number)

January 3, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035848100

1.	Names of Reporting Persons Neal R. Gross

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 243,758

	6.	Shared Voting Power 55,806

	7.	Sole Dispositive Power 243,758

	8.	Shared Dispositive Power 55,806

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,564

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 7.6%

12.	Type of Reporting Person* IN

CUSIP No. 035848100

Item 1(a).	Name of Issuer: Annapolis Bancorp, Inc. (ANNB)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1000 Bestgate Road Suite 400 Annapolis, Maryland 21401

Item 2(a)	Name of Person Filing Neal R. Gross
Item 2(b)	Address of Principal Business Office c/o Neal R. Gross & Company, Inc. 1323 Rhode Island Avenue, NW Washington, DC 20005
Item 2(c)	Citizenship United States
Item 2(d)	Title of Class of Securities: Common Stock, par value $.01 per share
Item 2(e)	CUSIP Number: 035848100

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8); ;
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J)
(k)	☐	Group in accordance with 240.13d–1(b)(1)(ii)(K) If filing as a non-U.S institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 035848100

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 299,564
(b) Percent of class: 7.6% (based on 3,952,514 shares outstanding at July 31, 2011, as reflected in issuer’s quarterly report on Form 10-Q for the period ended June 30, 2011)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 243,758
(ii) Shared power to vote or to direct the vote: 55,806
(iii) Sole power to dispose or to direct the disposition of: 243,758
(iv) Shared power to dispose or to direct the disposition of: 55,806

Item 5.	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

CUSIP No. 035848100

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 6, 2011	/s/ Neal R. Gross
Neal R. Gross